LMS MEDICAL SYSTEMS INC.

CONTACT:
Andrea Miller, Communications
5252 de Maisonneuve West, Suite 314
Montreal, Quebec, Canada, H4A 3S5
Tel : (514) 488-3461 ext. 222      Fax: (514) 488-1880
www.lmsmedical.com/investor@lmsmedical.com

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For Immediate release

              ARTHUR T. PORTER APPOINTED TO LMS BOARD OF DIRECTORS

MONTREAL, QUEBEC, JANUARY 16, 2006 - LMS MEDICAL SYSTEMS (AMEX:LMZ; TSX:LMZ), a
healthcare technology company and developer of the CALM(TM) system (Computer
Assisted Labor Management), announced today the appointment of Dr Arthur T.
Porter, MA, MD, MBA, DMRT, FRCPC, FACR, FACRO, FAAMA, as a member of its Board of Directors.

Dr Porter is Director General and CEO of the McGill University Health Centre
(MUHC), Montreal, Canada. The MUHC is one of the most comprehensive academic health centers in North America comprising five teaching hospitals, over 1,300 clinicians and some 13,000 health care professionals, researchers and personnel.
In September 2005, the Minister of Health of Quebec appointed Dr Porter as
President of the McGill Integrated University Health Network, a health delivery network serving 1.6 million people.

Dr Porter's extensive international health background includes medical practice in radiation oncology, business and academic leadership positions in Canada,
Europe, Africa and the United States. He also served as a consultant to the
World Health Organization and has worked to establish international medical research and treatment programs in a number of countries.

From 1999 to 2004, Dr Porter held the position of CEO of the Detroit Medical
Center, a US$1.6 billion health system in one of the United States' largest urban areas. In addition, Dr Porter is on the Editorial Board of 13 scientific journals and has to his credit numerous scholarly works in peer-reviewed journals, chapters in books and in proceedings of conferences. In September
2001, U.S. President George W. Bush appointed Dr. Porter to the Presidential commission charged with reviewing the health care provided by the Department of
Defense and the Veterans' Administration. Dr Porter is, amongst others, a member of the Board of Directors and the Audit Committee of the Munder Funds, as well as a board member of Adherex, a publicly traded biotechnology company, and chairs its Compensation Committee.

"Dr Porter's approach to accelerate the introduction of innovation in healthcare, from "bench to bed", is stimulating for LMS, our Company being a direct product of McGill University research," said Mr. Benoit LaSalle, Chairman of the Board of LMS. "He represents a valuable addition to the board at a time when the Company is poised to re-engineer various aspects of medical practice in obstetrics."

ABOUT LMS: LMS Medical Systems is a leader in the application of advanced mathematical modeling and neural networks for medical use. The LMS Computer
Assisted Labor Management product suite provides physicians, nursing staff and risk managers with innovative obstetrical decision support and risk management tools integrated into robust clinical information systems

designed to improve outcomes and patient care for mothers and their infants during labor and delivery.

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities
Litigation Reform Act of 1995. Without limiting the foregoing, the words
"believes," "anticipates," "plans," "intends," "will," "should," "expects,"
"projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the adequacy, timing, and results of clinical trials, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel, and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.